Exhibit 99.6

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT made as of December 8, 2023 (the “Agreement Date”) between:

CURALEAF, INC., a company incorporated under the laws of the state of Delaware

(the “Company”)

- and -

LIFEBROOK INVESTMENTS LTD., an entity formed under the laws of England and Wales

(the “Subscriber”).

WHEREAS, in connection with the Proposed Transaction (as defined herein), on or prior to the Closing Date (as defined herein), the Company shall adopt and file with the Secretary of State of the State of Delaware its Seventh Amended and Restated Certificate of Incorporation in substantially the form attached hereto as Exhibit A (the “Restated Certificate”) to (i) authorize one (1) share of Class A Voting Common Stock, $0.0001 par value per share (the “Class A Common Stock”), 999 shares of Class B Non-Voting Common Stock, $0.0001 par value per share (the “Class B Common Stock”), and 1,000 shares of Class C Voting Common Stock, $0.0001 par value per share (the “Class C Common Stock”); and (ii) reclassify the 100 shares of the Company’s Common Stock, $0.00001 par value per share, currently held by Curaleaf Holdings, as 999 shares of Class B Common Stock of the Company, such that Curaleaf Holdings will no longer have voting control of the Company.

WHEREAS the Subscriber wishes to purchase from the Company, and the Company wishes to sell to the Subscriber, one (1) share of Class A Common Stock (the “Share”) for an aggregate subscription amount of USD $1,000,000 (the “Subscription Amount”) payable in the manner set forth below, in consideration of the transfer, assignment and surrender of the Consideration Shares (as defined herein) in favor of the Company.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and phrases shall have the respective meanings ascribed to them as follows:

“Accredited Investor Status Certificate” has the meaning provided in Section 4.1(c).

“Act” has the meaning provided in Section 4.3(h).

“Affiliate” means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control,” when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; provided, however, that a Person that, directly or indirectly, owns or controls over 50% or more of any voting securities, partnership, or other interests that provide the ability to cause the direction of the management and policies of such Person shall be deemed to control such other Person; and the terms “controlling” and “controlled” shall have correlative meanings.

“Agreement” means this subscription agreement and all exhibits and schedules attached to it, as each may be amended, modified, supplemented, or restated from time to time.

“Agreement Date” has the meaning provided in the preamble of this Agreement.

“Board” means the board of directors of the Company.

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal banks located in the City of New York, New York are not open for business.

“Cannabis Code” means any laws or regulations promulgated or enacted by any state or local jurisdiction in which the Company and its Subsidiaries have operations pertaining to cannabis cultivation, dispensing, sale, storage, manufacturing, distribution, transporting, testing or other commercial cannabis activities.

“Cannabis Regulatory Body” means all applicable state and local licensing authorities with authority under a Cannabis Code, as the case may be.

“Class A Common Stock” has the meaning provided in the recitals to this Agreement.

“Class B Common Stock” has the meaning provided in the recitals to this Agreement.

“Class C Common Stock” has the meaning provided in the recitals to this Agreement.

“Closing” means the closing of the purchase and sale of the Share hereunder.

“Closing Date” means the date on which the Closing occurs.

“Closing Document” means any document delivered at or subsequent to the Time of Closing as provided in or pursuant this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning provided in the preamble of this Agreement.

“Consideration Shares” has the meaning provided in Section 2.2(a).

“CSA” means the Controlled Substances Act.

“Curaleaf Holdings” means Curaleaf Holdings, Inc., a corporation governed by the laws of the province of British Columbia, Canada.

“DEA” has the meaning provided in Section 4.3(a).

“DOJ” has the meaning provided in Section 4.3(a).

“Exchange” means the principal Canadian national or regional securities exchange on which the Subordinate Voting Shares are then listed, or, if the Subordinate Voting Shares are not then listed on a Canadian national or regional securities exchange, the principal other market on which the Subordinate Voting Shares are then traded.

“FDA” has the meaning provided in Section 4.3(d).

“FinCEN” has the meaning provided in Section 4.3(e).

“GAAP” means generally accepted accounting principles in effect from time to time in the United States as set forth in pronouncements, statements and opinions of the Financial Accounting Standards Board (and its predecessors).

“Government Authority” means (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“Indenture” means the trust indenture dated as of the 15th day of December 2021 between Curaleaf Holdings, as issuer, and Odyssey Trust Company, as trustee, providing for the issuance of Notes, as supplemented pursuant to a First Supplemental Indenture dated as of the 21st day of December 2021 between Curaleaf Holdings, as issuer, and Odyssey Trust Company, as trustee, providing for the issue of additional Notes, and as the same may be further amended, supplemented or modified from time to time.

“IRS” has the meaning provided in Section 4.3(a).

“Law” means any domestic or foreign federal, state or local statute, law, ordinance or code, or any written rules, regulations or administrative interpretations issued by any Governmental Authority pursuant to any of the foregoing, and any order, writ, injunction, directive, judgment or decree of a court of competent jurisdiction applicable to the Parties or their respective properties, assets, officers, directors, managers, employees or agents, as the case may be.

“Material Adverse Effect” means any event that has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and/or its Subsidiaries, taken as a whole.

“Memorandum” has the meaning provided in Section 4.3(h).

“Noteholder Approval” means the required approval of the Noteholders of at least a majority in principal amount of the Notes represented and voting at the Noteholder meeting scheduled for August 18, 2023 at 9:00 a.m. (New York time), or through a written consent provided in accordance with the terms of the Indenture, with respect to certain proposed amendments to the Indenture in connection with the Proposed Transaction, all as more fully described in the notice of meeting and consent solicitation statement and information circular of Curaleaf Holdings dated July 14, 2023.

“Noteholders” means the holders of Notes.

“Notes” means the senior secured notes due December 15, 2026 issued by Curaleaf Holdings under the Indenture.

“Offering” means the offering of the Share to be issued and sold by the Company to the Subscriber pursuant to this Agreement on the Closing Date.

“Outside Date” means March 31, 2024 or such later date as may be agreed to in writing by the Parties.

“Parties” means the parties to this Agreement and “Party” means any one of them.

“PATRIOT Act” has the meaning provided in Section 4.1(s).

“PCMLTFA” has the meaning provided in Section 4.1(s).

“Person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), company, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning.

“POCA” has the meaning provided in Section 4.1(s).

“Proposed Transaction” means Curaleaf Holdings’ and the Company’s proposed internal reorganization in order for Curaleaf Holdings to list the Subordinate Voting Shares on the TSX (the “TSX Listing”).

“Protection Agreement” means the protection agreement to be entered into by the Company and Curaleaf Holdings, in the form attached hereto as Exhibit B.

“SEC” means the United States Securities and Exchange Commission.

“Section 280(E)” has the meaning provided in Section 4.3(l).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” means, as applicable, the securities laws, regulations, rules, rulings and orders in each of the states and territories the United States, the applicable policy statements, notices, blanket rulings, orders and all other regulatory instruments of the securities regulators in each of the states and territories of the United States.

“Share” has the meaning provided in the recitals to this Agreement.

“Shareholders Agreement” means the shareholders agreement with respect to the Company, to be entered into by and among the Company, Curaleaf Holdings and the Subscriber, in the form attached hereto as Exhibit C.

“State and/or Local Cannabis License” means any license required by a U.S. state or municipality in order to operate a cannabis business or to own or lease property used by a cannabis business within that state or municipality’s jurisdiction.

“Subordinate Voting Shares” means the Subordinate Voting Shares in the capital of Curaleaf Holdings or, in the event that Curaleaf Holdings is acquired by a third-party, the shares of such Person, provided that the shares of such Person shall be listed on a recognized stock exchange in Canada or the United States.

“Subscriber” has the meaning provided in the preamble of this Agreement.

“Subscription Amount” has the meaning provided in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity if such Person or Persons shall control any board of managers or similar of such business entity. The term “Subsidiary” shall include all Subsidiaries of any such Subsidiary.

“Time of Closing” means 8:00 a.m. (Toronto time) on the Closing Date, or such other time as may be agreed to by the Parties;

“Trade Sanctions” has the meaning provided in Section 4.1(t).

“Transaction Documents” means this Agreement, the Protection Agreement, the Shareholders Agreement, the Accredited Investor Status Certificate, and the Closing Documents.

“TSX” means the Toronto Stock Exchange.

“U.S. Federal Cannabis Laws” means any U.S. Federal law, civil, criminal or otherwise, that prohibits or penalizes, the advertising, cultivation, harvesting, production, distribution, sale and possession of marijuana (as defined in the CSE) and/or related substances or products containing or relating to the same, and related activities.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Interpretation

(a)	The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)	Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(c)	Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and words importing Persons shall include firms and corporations and vice versa.

(d)	Unless otherwise specified, all dollar amounts in this Agreement and the schedules attached hereto, including the symbol “$”, are expressed in United States dollars.

(e)	The division of this Agreement into Articles, Sections, schedules and other subdivisions and the inclusion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section, Subsection, paragraph, clause or schedule are to the applicable article, section, subsection, paragraph, clause or schedule of this Agreement.

(f)	Any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parole evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the Parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content). The doctrine of election of remedies shall not apply in constructing or interpreting the remedies provisions of this Agreement or the equitable power of a court considering this Agreement, or the transactions contemplated hereby.

1.3	Schedules

The following Exhibits are attached to and form an integral part of this Agreement:

Exhibit A - Restated Certificate

Exhibit B - Form of Protection Agreement

Exhibit C - Form of Shareholders Agreement

Exhibit D - Accredited Investor Status Certificate

Exhibit E - Restated Bylaws

Article 2
SUBSCRIPTION AND DESCRIPTION OF SECURITIES

2.1	Subscription for the Share

The Subscriber agrees to subscribe for and purchase from the Company and the Company agrees to issue and sell to the Subscriber the Share, on and subject to the terms and conditions set out in this Agreement, for the Subscription Amount which is payable as described in this Article 2.

2.2	Satisfaction of the Subscription Amount

(a)	In full satisfaction of the aggregate Subscription Amount for the Share, the Subscriber shall cause the payment for the Share through the transfer, assignment and surrender in favor of the Company of Subordinate Voting Shares the Subscriber owns in the capital of Curaleaf Holdings, having an aggregate fair market value of USD $1,000,000 (determined based on the volume weighted average trading price of the Subordinate Voting Shares on the Canadian Securities Exchange for the five trading days prior to the Closing Date, and converted into U.S. dollars using the exchange rate published by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars on the Business Day prior to the Closing Date) (the “Consideration Shares”), or in any other manner mutually agreed upon by the Parties; the Parties acknowledge and agree that such Consideration Shares have a fair market value equal to the Subscription Amount. The Subscriber hereby covenants and agrees to deliver the Consideration Shares to the Company at the Closing or promptly following the Closing, and in no event more than ten (10) Business Days following the Closing Date.

(b)	On the Closing Date, at the Time of Closing, and subject to the filing of the Restated Certificate with the State of Delaware, the Company shall record on the books and records of the Company the issuance of the Share subscribed for hereunder and register such Share in the name of the Subscriber.

Article 3
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

3.1	Representations, Warranties and Covenants of the Company

The Company hereby represents and warrants to, and covenants with the Subscriber as follows and acknowledges that the Subscriber is relying on such representations, warranties and covenants in connection with the transactions contemplated herein:

(a)	The Company has: (i) been duly incorporated and is validly existing and in good standing under the Laws of the jurisdiction in which it was incorporated; (ii) all requisite corporate power and capacity to carry on the business of the Company as now conducted and to own, lease and operate its properties and assets; and (iii) all requisite corporate power and authority to execute and deliver this Agreement, documents and instruments to be executed and delivered by it pursuant to this Agreement, to perform its obligations hereunder and thereunder, to complete the transactions contemplated herein and therein, and to issue and sell the Share. No proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up.

(b)	The Company is not in breach or default of, and the execution and delivery by the Company of this Agreement, documents and instruments to be executed and delivered by it pursuant to this Agreement, the performance by the Company of its obligations hereunder and thereunder, and the completion of the transactions contemplated herein and therein will not (whether after the passage of time or notice or both), constitute a violation or breach of or default under, or conflict with, or cause the acceleration of any provision of: (i) the governing documents of the Company or the resolutions of the Board, or any committee thereof, or the stockholders thereof; or (ii) any Law applicable to the Company.

(c)	All necessary corporate action has been taken or will have been taken prior to the Time of Closing by the Company so as to: (i) authorize the execution, delivery and performance of this Agreement; and (ii) validly issue and sell the Share.

(d)	The execution and delivery of this Agreement and the performance by the Company of its obligations hereunder and the transactions contemplated hereby have been duly authorized by all necessary corporate action of the Company and upon the execution and delivery of this Agreement shall constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, provided that enforcement thereof may be limited by: (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws from time to time in effect affecting creditors’ rights and remedies generally; and (ii) general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at Law).

(e)	At the Time of Closing, all consents, approvals, permits, authorizations or filings as may be required by the Company under applicable Securities Laws necessary for the execution and delivery of this Agreement and the issuance and sale of the Share and the consummation of the transactions contemplated hereby shall have been made or obtained, as applicable, other than filings required to be submitted within the applicable time frame pursuant to applicable corporate Laws and Securities Laws.

(f)	The Share has been duly and validly authorized for issuance and when issued and delivered by the Company pursuant to this Agreement, the Share will be validly issued, fully paid and nonassessable.

Article 4
ACKNOWLEDGEMENTS, REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SUBSCRIBER

4.1	Acknowledgements, Representations, Warranties and Covenants of the Subscriber

The Subscriber hereby acknowledges, represents and warrants to, and covenants with, the Company as follows and acknowledges that the Company is relying on such acknowledgements, representations, warranties and covenants in connection with the transactions contemplated herein:

(a)	The Subscriber confirms that it:

(i)	has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment in the Share, including the potential loss of its entire investment;

(ii)	is aware of the characteristics of the Share and understands the risks relating to an investment therein; and

(iii)	is able to bear the economic risk of loss of its investment in the Share.

(b)	The Subscriber further confirms that it has had an opportunity to receive, review and understand all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Share, and has conducted and completed its own independent due diligence. Such Subscriber acknowledges that copies of the Curaleaf Holdings’ filings with the Canadian securities regulatory authorities are publicly available on SEDAR+, including those relevant to the Company, and that the Subscriber has had the opportunity to review such filings. Based on the information such Subscriber has deemed appropriate, it has independently made its own analysis and decision to enter into this Agreement. Such Subscriber is relying exclusively on its own investment analysis and due diligence (including professional advice it deems appropriate) with respect to the execution, delivery and performance of this Agreement, the Share and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. Neither such inquiries nor any other due diligence investigation conducted by such Subscriber shall modify, limit or otherwise affect the Subscriber’s right to rely on the Company’s representations and warranties contained in this Agreement.

(c)	The Subscriber acknowledges that it has been provided with drafts of the rights and privileges of the Share, as set forth in the Restated Certificate, and drafts of the Protection Agreement and Shareholders Agreement, and that it understands such terms, including the fact that (i) the Share will be subject to put and call rights in favor of the Company and exercisable at the discretion of the Company in certain circumstances, and (ii) Curaleaf Holdings has certain rights to convert its shares of Class B Common Stock into shares of Class C Common Stock, in each case in accordance with the terms of the Shareholders Agreement.

(d)	The Subscriber is resident of, or if the Subscriber is not an individual, has its head office in the jurisdiction set out in the preamble of this Agreement and intends that the Securities Laws of that jurisdiction do and shall govern this subscription by the Subscriber, and is not aware of any reason why the Laws of such jurisdiction would not govern such subscription. Such address was not created and is not used solely for the purpose of acquiring the Share and the Subscriber was solicited to purchase in only such jurisdiction.

(e)	If the Subscriber is not a United States Person (as defined by Section 7701(a)(30) of the Code), the Subscriber hereby represents that it has satisfied itself as to the full observance of the Laws of its jurisdiction in connection with any invitation to subscribe for the Share or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Share, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Share. The Subscriber’s subscription and payment for and continued beneficial ownership of the Share will not violate any applicable securities or other Laws of the Subscriber’s jurisdiction.

(f)	The Subscriber is an “accredited investor”, as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act, the Subscriber has properly completed, executed and delivered to the Company this Agreement and Exhibit D (the “Accredited Investor Status Certificate”), as applicable, and the acknowledgements, representations, warranties covenants and information contained herein and therein are true and correct as of the date hereof and will be true and correct as of the Time of Closing. The Subscriber was not created, and is not being used, solely to purchase and hold securities in reliance on an exemption from prospectus requirements under applicable Securities Laws. The Subscriber covenants to provide prompt written notice to the Company in the event it ceases to be an accredited investor at any time in the future during which the Subscriber continues to hold the Share or any other securities of the Company. The Subscriber is purchasing the Share for investment purposes only and not with a view to resale or distribution of the Share, and not in a transaction or series of transactions involving a purchase and sale or a repurchase and resale in the course of or incidental to a distribution that would be in violation of the Securities Act. The Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act without prejudice, however, to such Subscriber’s right at all times to sell or otherwise dispose of all or any part of the Share in compliance with applicable Securities Laws and the Shareholders Agreement.

(g)	The Subscriber is aware that the Share has not been and will not be registered under the Securities Act or the Securities Laws of any state and that the Share may not be offered or sold, directly or indirectly, in the United States without registration under the Securities Act and applicable state Securities Laws or compliance with the requirements of an exemption from registration therefrom and it acknowledges that the Company has no present intention of filing a registration statement under the Securities Act or applicable state Securities Laws in respect of such securities.

(h)	The Subscriber understands that the Company is uncertificated and therefore no certificate will be issued representing the Share or any securities issued in respect of or exchange for the Share.

(i)	The Subscriber confirms that the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the Securities Act.

(j)	The Subscriber is not purchasing the Share as the result of any “directed selling efforts” (as defined in Rule 902(c) of Regulation S of the Securities Act).

(k)	The execution and delivery of this Agreement, the performance and compliance with the terms hereof, the subscription for the Share and the completion of the transactions described herein by the Subscriber will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents, bylaws or resolutions of the Subscriber, if applicable, the Securities Laws or any other Laws applicable to the Subscriber, any agreement to which the Subscriber is a party, or any judgment, decree, order, statute, rule or regulation applicable to the Subscriber.

(l)	The Subscriber is subscribing for the Share as principal for its own account and not for the benefit of any other Person (within the meaning of applicable Securities Laws).

(m)	The Subscriber is duly incorporated and is validly subsisting under the Laws of its jurisdiction of incorporation and has all requisite legal and corporate power and authority to execute and deliver this Agreement, to subscribe for the Share as contemplated herein and to carry out and perform its covenants and obligations under the terms of this Agreement and has obtained all necessary approvals in respect thereof, and the individual signing this Agreement has been duly authorized to execute and deliver this Agreement.

(n)	The Subscriber will execute and deliver within the applicable time periods all documentation as may be required by applicable Securities Laws to permit the purchase of the Share on the terms set forth herein and the Subscriber will execute, deliver and file or assist the Company in filing such reports, undertakings and other documents with respect to the issue of the Share as may be required by applicable Securities Laws or any securities regulatory authority, stock exchange or other regulatory authority.

(o)	The Subscriber has been advised to consult its own legal advisors with respect to the execution, delivery and performance by it of this Agreement and the transactions contemplated herein, including trading in the Share with respect to the hold periods imposed by the Securities Laws and other applicable Laws of the jurisdiction in which the Subscriber resides, and acknowledges that no representation has been made by the Company respecting the applicable hold periods imposed by the Securities Laws or other resale restrictions applicable to such securities which restrict the ability of the Subscriber (or others for whom it is contracting hereunder) to resell such securities, that the Subscriber (or others for whom it is contracting hereunder) is solely responsible to find out what these restrictions are, that the Subscriber is solely responsible (and the Company is not in any way responsible) for compliance with applicable resale restrictions and that the Subscriber (or others for whom it is contracting hereunder) is aware that it may not resell such securities except in accordance with limited exemptions under the Securities Laws and other applicable securities Laws.

(p)	The Subscriber has not received or been provided with a prospectus, offering memorandum or any material that in the aggregate may be reasonably deemed to constitute an offering memorandum (within the meaning of the Securities Laws) or any sales or advertising literature in connection with the Offering or any document purporting to describe the business and affairs of the Company, and the Subscriber’s decision to subscribe for the Share was not based upon, and the Subscriber has not relied upon, any oral or written representations as to facts made by or on behalf of the Company, or any employee, agent or Affiliate thereof or any other person associated therewith, except as set forth herein. The Subscriber’s decision to subscribe for the Share was based solely upon this Agreement and any information about the Company which is publicly available (any such information having been obtained by the Subscriber without independent investigation or verification by the Company), and not upon any verbal or written representation as to any fact or otherwise made by or on behalf of the Company or any of its directors, officers, employees, agents or representatives.

(q)	Neither the Company, nor any of its directors, employees, officers, Affiliates or agents has made any written or oral representations:

(i)	that any Person will resell or repurchase the Share;

(ii)	that any Person will refund all or any part of the Subscription Amount; or

(iii)	as to the future price or value of Shares.

(r)	The subscription for the Share has not been made through or as a result of, and the distribution of the Share is not being accompanied by any general or public solicitation or general advertisement, or publicly disseminated advertisements or sales literature, including without limitation in printed public media, radio, television or telecommunications or similar media, including electronic display, or any seminar or meeting to which the Subscriber was invited by any of the foregoing means of communications.

(s)	The funds representing the Subscription Amount which will be advanced by the Subscriber to the Company hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”), the United Kingdom’s Proceeds of Crime Act 2002 (the “POCA”) or the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”), and the Subscriber acknowledges that the Company may in the future be required by applicable Law to disclose the Subscriber’s name and other information relating to this Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the PCMLTFA, POCA or the PATRIOT Act. To the best of its knowledge (a) none of the subscription funds to be provided by the Subscriber (i) have been or will be derived from or related to any activity that is deemed criminal under the Laws of Canada, the United States, or any other jurisdiction, or (ii) are being tendered on behalf of a Person or entity who has not been identified to the Subscriber, and (b) the Subscriber shall promptly notify the Company if the Subscriber discovers that any of such representations ceases to be true, and to provide the Company with appropriate information in connection therewith.

(t)	The Subscriber is not a Person or entity identified in the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism, the United Nations Al- Qaida and Taliban Regulations, the Regulations Implementing the United Nations Resolution on the Democratic People’s Republic of Korea, the Regulations Implementing the United Nations Resolution on Iran, the United Nations Cote d’Ivoire Regulations, the United Nations Democratic Republic of the Congo Regulations, the United Nations Liberia Regulations, the United Nations Sudan Regulations, the Special Economic Measures (Zimbabwe) Regulations or the Special Economic Measures (Burma) Regulations, the Special Economic Measures (Ukraine) Regulations, the Special Economic Measures (Russia) Regulations, or the Freezing Assets of Corrupt Foreign Officials Act (collectively, the “Trade Sanctions”). The Subscriber acknowledges that the Company may in the future be required by Law to disclose the name and other information of the Subscriber related to the acquisition of the Share hereunder pursuant to the Trade Sanctions.

4.2	Acknowledgments and Covenants of the Subscriber

The Subscriber hereby acknowledges to, and covenants with, the Company as follows and acknowledges that the Company is relying on such acknowledgements and covenants in connection with the transactions contemplated herein:

(a)	It has had the opportunity to ask and have answered any and all questions which the Subscriber wished to have answered with respect to the subscription for the Share made hereunder.

(b)	The offer of the Share does not constitute a recommendation to purchase the Share or financial product advice and the Subscriber acknowledges that the Company has not had regard to the Subscriber’s particular objectives, financial situation or needs.

(c)	There are risks associated with the purchase of the Share and no securities commission, agency, governmental authority, regulatory body, stock exchange or similar regulatory authority has reviewed or passed on the merits of the Share nor have any such agencies or authorities made any recommendations or endorsement with respect to the Share.

(d)	The Subscriber understands that the Share is a “restricted security” under applicable Securities Laws and that, pursuant to these Laws, the Subscriber must hold the Share indefinitely unless it is registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Subscriber acknowledges that the Company has no obligation to register or qualify the Share.

(e)	The Subscriber’s ability to transfer the Share is limited by, among other things, applicable Securities Laws.

(f)	The Share purchased hereunder shall have imprinted on or attached to any certificate, instrument, or book entry issued in respect thereof, a legend setting out resale restrictions under applicable Securities Laws with one or all of the following legends (and with the necessary information inserted), and the Subscriber consents to the Company making a notation on its records in order to implement the restriction on transfer set forth and described herein:

(i)	“THESE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OF AMERICA BUT HAVE BEEN OR WILL BE ISSUED IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND, ACCORDINGLY, MAY NOT BE TRANSFERRED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR RESALE PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144, (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (IV) THE SECURITIES ARE TRANSFERRED WITHOUT CONSIDERATION TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE (WHICH FOR THE AVOIDANCE OF DOUBT SHALL REQUIRE NEITHER CONSENT NOR THE DELIVERY OF AN OPINION).”

(ii)	Any legend required by the Securities Laws of any state to the extent such Laws are applicable to the Share represented by the certificate, instrument, or book entry so legended.

(g)	The Company is a private company and does not have any of its securities listed on a stock exchange, and there is no assurance that its securities will ever become publicly listed.

(h)	There is no market for the Share and there is no assurance that a market will ever develop.

(i)	The Company is relying on an exemption from the requirement to provide the Subscriber with a prospectus under the Securities Laws and, as a consequence of acquiring the Share pursuant to such exemption:

(i)	certain protections, rights and remedies provided by the Securities Laws, including statutory rights of rescission, or damages and certain statutory remedies against an issuer, underwriters, auditors, directors and officers that are available to investors who acquire securities offered by a prospectus, will not be available to the Subscriber;

(ii)	the common law may not provide investors with an adequate remedy in the event that they suffer investment losses in connection with securities acquired in a private placement;

(iii)	the Subscriber may not receive information that would otherwise be required to be given under the Securities Laws; and

(iv)	the Company is relieved from certain obligations that would otherwise apply under the Securities Laws.

(j)	The Share is being offered for sale only on a private placement basis offer, and the issuance, sale and delivery of the Share is conditional upon such sale being exempt from the prospectus filing or registration requirements and the requirement to deliver an offering memorandum in connection with the distribution of the Share under applicable Securities Laws or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus.

(k)	The Company may complete additional financings in the future in order to develop the business of the Company and fund its ongoing development, and such future financings may have a dilutive effect on current stockholders or securityholders of the Company, including the Subscriber. However, there is no assurance that any future financings will be available, on reasonable terms or at all, and if not so available, could have a Material Adverse Effect on the Company’s business, financial condition, performance or prospects.

(l)	The Subscriber is responsible for obtaining such legal and tax advice as it considers appropriate in connection with the execution, delivery and performance of this Agreement and the transactions contemplated under this Agreement.

(m)	This offer to subscribe is made for valuable consideration and may not be withdrawn, cancelled, terminated or revoked by the Subscriber without the consent of the Company.

(n)	There is no government or other insurance covering the Share.

(o)	Legal counsel retained by Curaleaf Holdings is acting as counsel to the Company and Curaleaf Holdings, and not as counsel to the Subscriber.

(p)	The Subscriber acknowledges that this Agreement and the schedules hereto require the Subscriber to provide certain personal information to the Company. Such information is being collected by the Company for the purposes of completing the Offering, which includes, without limitation determining the Subscriber’s eligibility to purchase the Share under the Securities Laws and other applicable Laws. The Subscriber’s personal information may be disclosed by the Company to: (i) stock exchanges or securities regulatory authorities, if applicable; (ii) certain Cannabis Regulatory Bodies with oversight over the Company and its Subsidiaries; and (iii) any of the other parties involved in the Offering, including legal counsel to the Company and may be included in record books in connection with the Offering. By executing this Agreement, the Subscriber is deemed to be consenting to the foregoing collection, use and disclosure of the Subscriber’s personal information. The Subscriber also consents to the filing of copies or originals of any of the Subscriber’s documents described herein as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby.

4.3	Industry Specific Acknowledgements and Risks of the Subscriber

The Subscriber acknowledges and agrees that the Company is and will continue to be subject to, among other things, the following risks and uncertainties:

(a)	Nature of the business model. Since the cultivation, manufacturing, processing, possession, transportation, distribution, and sale of cannabis for medical, adult-use (i.e., recreational) or otherwise, that is not related to research sanctioned by the United States federal government, is prohibited under U.S. Federal Cannabis Laws, it is possible that the Company may be forced to cease certain of the Company’s proposed activities. The United States federal government, through, among others, the Department of Justice (“DOJ”), its sub-agency the Drug Enforcement Agency (“DEA”), and the Internal Revenue Service (“IRS”), have the right to actively investigate, audit and shutdown cannabis growing facilities, processors and retailers. The United States federal government may also attempt to seize Company or shareholder property. Any action taken by the DOJ, the DEA and/or the IRS to impede, seize or shutdown the Company’s future operations will have an adverse effect on the Company’s business, operating results and financial condition.

(b)	The majority of the Company’s planned business activities, while believed to be compliant with Cannabis Codes, are prohibited under U.S. Federal Cannabis Laws. The Subscriber is cautioned that in the United States, medical and adult-use cannabis industry operations are largely regulated at the state and local levels. Although certain states and territories of the United States authorize medical and/or adult-use cannabis cultivation, manufacturing, processing, possession, transportation, distribution, and sale by operating entities licensed or registered under Cannabis Codes, under U.S. Federal Cannabis Laws, the cultivation, manufacturing, processing, possession, transportation, distribution, and sale of cannabis, for any purpose other than DEA- sanctioned research, and any related drug paraphernalia, is prohibited, and constitute criminal acts under U.S. Federal Cannabis Laws, including the CSA. The Subscriber’s contribution to and involvement in such activities may result in federal civil and/or criminal prosecution, incarceration, penalty and/or forfeiture of his, her or its entire investment.

Violations of any U.S. Federal Cannabis Laws could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including but not limited to disgorgement of profits, cessation of business activities or divestiture. This could have a Material Adverse Effect on the Company, including the Company’s reputation and ability to conduct business, the Company’s holding (directly or indirectly) of State and/or Local Cannabis Licenses, the Company’s financial position, operating results, profitability or liquidity or the market price of the Share. In addition, it is difficult to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

In addition, since the cultivation, manufacturing, processing, possession, transportation, distribution, and sale of cannabis and any related drug paraphernalia is prohibited under U.S. Federal Cannabis Laws, the Company may be deemed to be aiding-and-abetting criminal activities through the contracts the Company has entered into and the products that the Company distributes. The Company cultivates, manufactures, processes, possesses, transports, distributes, and sells cannabis products through operating facilities and dispensaries, and otherwise, leases intellectual property and/or real property in a number of states. As a result, law enforcement authorities, in their attempt to regulate the illicit distribution of cannabis and any related drug paraphernalia, may seek to bring an action or actions against the Company, including, but not limited to, aiding and abetting another’s criminal activities. The federal aiding and abetting statute provides that anyone who “commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” As a result of such an action, the Company may be forced to cease certain operations and the Subscriber could lose its entire investment. Such an action would have a Material Adverse Effect on the Company’s business and operations.

Cannabis Codes are relatively new and constantly evolving, so there are uncertainties as to how the applicable Cannabis Regulatory Bodies will interpret and administer applicable regulatory requirements. Any determination that the Company fails to comply with Cannabis Codes would require the Company either to significantly change or terminate lines of business, or the business as a whole, which would have a Material Adverse Effect on the Company’s business.

(c)	Regulatory risks are inherent to the Company. The activities of the Company are subject to regulation by Cannabis Regulatory Bodies. The Company’s business objectives are contingent upon, in part, compliance with regulatory requirements enacted by these Cannabis Regulatory Bodies and obtaining all regulatory approvals, where necessary, in each jurisdiction in which the Company proposes to operate. The Company cannot predict the time required to secure all appropriate regulatory approvals, or the extent of testing and documentation that may be required by Cannabis Regulatory Bodies. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a Material Adverse Effect.

No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Company’s ability to cultivate, manufacture, process, possess, transport, distribute, and sell cannabis. Amendments to current Laws governing the cultivation, manufacturing, or distribution of cannabis, or more stringent implementation thereof could have a Material Adverse Effect on the Company.

Moreover, the Proposed Transaction requires approval from Cannabis Regulatory Bodies in most of the jurisdictions in which the Company operates. There is no guaranty that such approvals will be obtained in a timely manner or at all, or that the conditions precedent to such approvals will be on terms satisfactory to the Company. A substantial delay in obtaining satisfactory approvals and consents from the applicable Cannabis Regulatory Bodies could result in the Proposed Transaction not being completed. Moreover, certain costs relating to the Proposed Transaction and the subscription contemplated herein, such as legal, accounting and advisory fees, must be paid by the Company even if the Proposed Transaction is not completed.

(d)	Regulatory scrutiny of the Company’s industry may negatively impact its ability to raise additional capital. The Company’s business activities are expected to rely on newly established and developing Laws, including in a number of states. These Laws are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company’s profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny of the Food and Drug Administration (the “FDA”), the Alcohol and Tobacco Tax and Trade Bureau; the Bureau of Alcohol, Tobacco, Firearms, and Explosives; Securities and Exchange Commission; DOJ; the Financial Industry Regulatory Advisory or other federal, state or other applicable state or non-governmental regulatory authorities or self- regulatory organizations that supervise or regulate the cultivation, manufacturing, processing, possession, transportation, distribution, and sale of cannabis for medical or adult-use purposes in the United States. It is impossible to determine the extent of the impact of any new Laws, regulations or initiatives that may be proposed, or whether any proposals will become Law. The regulatory uncertainty surrounding the Company’s industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable Laws and the impairment of the Company’s business or the ability to raise additional capital, which could reduce, delay or eliminate any return on investment in the Company.

(e)	The Company may have difficulty accessing the service of banks and processing credit card payments in the United States, which may make it difficult for the Company to operate. In February 2014, the Financial Crimes Enforcement Network (“FinCEN”) bureau of the Treasury Department issued guidance (which is not Law) with respect to financial institutions providing banking services to cannabis businesses, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions are not comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Company may have limited or no access to banking or other financial services in the United States and may have to operate the Company’s business on an all-cash basis. The inability or limitation in the Company’s ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments in the United States may make it difficult for the Company to operate and conduct business as planned.

(f)	Federal trademark and patent protection may not be available for the intellectual property of the Company due to the current classification of marijuana as a Schedule I controlled substance. As long as marijuana remains illegal under U.S. Federal Cannabis Laws as a Schedule I controlled substance pursuant to the CSA, the benefit of certain federal Laws and protections which may be available to most businesses, such as federal trademark and patent protection regarding the intellectual property of a business, may not be available to the Company. As a result, the Company’s intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, the Company can provide no assurance that it will ever obtain any protection of its intellectual property, whether on a federal, state or local level.

(g)	The Company’s contracts may not be legally enforceable in the United States. Because certain of the Company’s contracts involve cannabis and other activities that are not legal under U.S. Federal Cannabis Laws and in certain state jurisdictions, the Company may face difficulties enforcing such contracts in federal and certain state courts.

(h)	There is uncertainty surrounding the policies of the United States federal government. As a result of the conflict of Laws that currently exists between U.S. Federal Cannabis Laws and the Cannabis Codes, investments in cannabis business in the United States are subject to inconsistent Laws. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored the Cole Memorandum (the “Memorandum”). The Memorandum was addressed to all U.S. Attorneys acknowledging that, notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several U.S. states enacted Cannabis Codes for medical and adult-use purposes. The Memorandum outlined certain priorities for the DOJ relating to the prosecution of cannabis offenses. In particular, the Memorandum noted that in jurisdictions that enacted Cannabis Codes and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those Cannabis Codes is less likely to be a priority at the federal level. In light of limited investigative and prosecutorial resources, the Memorandum concluded that the DOJ should be focused on addressing only the most significant threats related to cannabis. Cannabis Codes had been enacted were not characterized as a high priority.

On January 4, 2018, then U.S. Attorney General Jeff Sessions issued a memorandum to U.S. Attorneys which rescinded the Memorandum. With the Memorandum rescinded, U.S. federal prosecutors can exercise their discretion, without regard to the priorities enumerated in the Memorandum, in determining whether to prosecute cannabis-related operations that are compliant with Cannabis Codes but that violate U.S. Federal Cannabis Laws.

On March 11, 2021, Merrick Garland was appointed as U.S. Attorney General. At his confirmation hearing, he said, “It does not seem to me a useful use of limited resources that we have, to be pursuing prosecutions in states that have legalized and that are regulating the use of marijuana, either medically or otherwise”. He has not yet reissued the Cole Memorandum, however, or issued substitute guidance. In the 2023 Consolidated Appropriations Act (the “Act”), Congress included the Rohrabacher-Farr amendment which prohibits the Department of Justice from spending funds authorized under the Act to interfere with the implementation of state Laws that authorize the use, distribution, possession, or cultivation of medical cannabis until September 30, 2023.

Multiple legislative and executive administrative reforms related to cannabis and cannabis-related banking and taxation are currently being considered by the federal government in the United States. Examples include President Biden’s mandate for administrative review of rescheduling cannabis to a lower schedule on the CSA; the States Reform Act; the Cannabis Administration and Opportunity Act; the Marijuana Opportunity, Reinvestment and Expungement Act; the Secure and Fair Enforcement (SAFE) Banking Act; and the Capital Lending and Investment for Marijuana Businesses (CLIMB) Act; H.R. 9702 to amend the Internal Revenue Code of 1986 to allow deductions and credits relating to expenditures in connection with marijuana sales conducted in compliance with state Law. There can be no assurance that the administrative review of cannabis will result in rescheduling of cannabis under the CSA, or that any of the above pieces of legislation will be reintroduced in the 118th Congress or ultimately become Law in the United States.

(i)	Due to the classification of marijuana as a Schedule I controlled substance under the CSA, banks and other financial institutions which service the cannabis industry are at risk of violating certain financial Laws, including anti-money laundering statutes. Because the cultivation, manufacturing, processing, possession, transportation, distribution, and sale of cannabis is prohibited under the CSA, banks and other financial institutions providing services to cannabis-related businesses risk violation of federal anti-money laundering statutes (18 U.S.C. §§ 1956 and 1957), the unlicensed money-remitter statute (18 U.S.C. § 1960) and the Bank Secrecy Act. These statutes can impose criminal liability for engaging in certain financial and monetary transactions with the proceeds of a “specified unlawful activity” such as distributing controlled substances which are illegal under federal Law, including cannabis, and for failing to identify or report financial transactions that involve the proceeds of cannabis- related violations of the CSA. The Company may also be exposed to the foregoing risks. In the event that any of the Company’s investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation.

(j)	Third-party service providers to the Company may withdraw or suspend their service under threat of prosecution. Since under U.S. Federal Cannabis Laws the cultivation, manufacturing, processing, possession, transportation, distribution, and sale of cannabis and any related drug paraphernalia is prohibited, and any such acts are criminal acts under U.S. Federal Cannabis Laws, companies that provide goods and/or services to companies engaged in cannabis-related activities may, under threat of federal civil and/or criminal prosecution, suspend or withdraw their services. Any suspension of service and inability to procure goods or services from an alternative source, even on a temporary basis, that causes interruptions in the Company’s operations could have a Material Adverse Effect on the Company’s business.

(k)	FDA regulation of medical-use cannabis and the possible registration of facilities where cannabis is cultivated, manufactured, and/or distributed could negatively affect the medical-use cannabis industry, which would directly affect the Company’s financial condition. Should the federal government legalize cannabis for medical or adult-use use, it is possible that the FDA, would seek to regulate it under the Federal Food, Drug and Cosmetic Act. Additionally, the FDA may issue rules and regulations including, but not limited to, good manufacturing practice, related to the cultivation, manufacturing, processing, possession, transportation, distribution, advertising and sale of cannabis. Clinical trials may be needed to demonstrate efficacy and safety to support medical claims. It is also possible that the FDA would require that facilities where cannabis is cultivated, manufactured, processed, possessed, transported, distributed, and/or sold to register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, it is unknown what the impact would be on the cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If the Company is unable to comply with the regulations or registration as prescribed by the FDA it may have a Material Adverse Effect on the Company’s business, operating results and financial condition.

(l)	The Company is likely subject to Section 280E of the Code because of its business activities and the resulting disallowance of tax deductions could cause it to incur more than anticipated U.S. federal income tax. Under Section 280E of the Code (“Section 280E”), “no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedules I and II of the CSA) which is prohibited by Federal law or the law of any State in which such trade or business is conducted.” Cannabis is classified under schedule I of the CSA. Consequently, this provision has been applied by the IRS to cannabis operations, prohibiting them from deducting ordinary business expenses directly associated with the sale of cannabis. Section 280E therefore has a significant impact on the retail side of cannabis operations, but a lesser impact on cultivation and manufacturing operations. A result of Section 280E is that the effective tax rate on cannabis businesses may be extraordinarily high, and an otherwise profitable business may, in fact, operate at a loss, after taking into account its income tax expenses.

(m)	The Company’s operations in the United States may become the subject of heightened scrutiny by regulators and other authorities. The Company may be subject to significant direct and indirect interaction with public officials as a result of such heightened scrutiny. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in the United States or any other jurisdiction. Government policy changes or public opinion may also result in a significant influence over the regulation of the cannabis industry. A negative shift in the public’s perception of medical-use and/or adult-use cannabis in the United States or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to regulate medical and/or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a Material Adverse Effect.

(n)	Subscriber’s investment in the Company may itself be illegal under federal Law; changes in federal enforcement affecting the cannabis industry may cause adverse effects on the Company’s business. Overall, an investor’s contribution to and involvement in the Company’s activities may result in federal civil and/or criminal prosecution, including forfeiture of his, her or its entire investment.

The Company is materially complying with state-regulated cannabis programs, regardless of its legal status under federal Law, and Subscriber’s investment has been designed to be compliant with all applicable state Laws and regulations to which the Company are subject; however, under federal Law, such investments may be considered illegal under the CSA (particularly 21 U.S.C. § 854) or other indirect criminal liability theories such as aiding and abetting or conspiracy. Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes (18 U.S.C. § 1956), the unlicensed money transmitter statute and the U.S. Bank Secrecy Act. If the federal government were to reverse its long-standing hands-off approach to the state legal cannabis markets and start more broadly enforcing federal Laws regarding cannabis, investors or the Company itself could also face criminal liability; in the event that investors or the Company faces enforcement it would likely be unable to execute its business plan, and its business and financial results would be adversely affected.

(o)	The Company, its officers, investors or other stakeholders may be required to disclose personal information to government or regulatory entities; failing to do so could negatively impact the Company’s business, financial conditions or results of operations. The Company operates U.S. state-licensed cannabis businesses. Acquiring even a minimal or indirect interest in a U.S. state-licensed cannabis business can trigger requirements to disclose officers’, investors’ and other stakeholders’ personal information. While these requirements vary by jurisdiction, some require interest holders to apply for regulatory approval and to provide tax returns, compensation agreements, fingerprints for background checks, criminal history records and other documents and information. Some states require disclosures of directors, officers and holders of more than a specified percentage of equity of the applicant. While some states include exceptions for investments in publicly traded entities, not all states do so, and some such exceptions are confined to companies traded on a U.S. securities exchange. If these regulations apply to the Company, investors, officers and other stakeholders are required to comply with such regulations or face the possibility that any relevant cannabis license indirectly held by the Company could be revoked or cancelled by the state licensing authority.

4.4	Reliance on Representations, Warranties, Covenants and Acknowledgements of the Subscriber

The Subscriber acknowledges and agrees that the representations, warranties, covenants and acknowledgements made by the Subscriber in this Agreement are made with the intention that they may be relied upon by the Company and its legal counsel in determining the Subscriber’s eligibility to purchase the Share. The Subscriber agrees to promptly provide, upon request, any additional information that the Company determines is necessary for determining or substantiating the Subscriber’s eligibility to participate in this Offering.

The Subscriber further agrees that by accepting the Share, the Subscriber shall be representing and warranting that such representations, warranties, covenants and acknowledgements are true as at the Time of Closing with the same force and effect as if they had been made by the Subscriber at the Time of Closing.

Article 5
SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

5.1	Survival of Representations, Warranties and Covenants of the Company

The representations, warranties and covenants of the Company contained in this Agreement shall survive the Closing and continue in full force and effect for the benefit of the Subscriber for a period of twelve months following Closing, in each case notwithstanding such Closing or any investigation made by or on behalf of the Subscriber with respect thereto.

5.2	Survival of Representations, Warranties and Covenants of the Subscriber

The representations, warranties and covenants of the Subscriber contained in this Agreement shall survive the Closing and continue in full force and effect for the benefit of the Company for a period of twelve months following the Closing, in each case notwithstanding such Closing or any investigation made by or on behalf of the Company with respect thereto and notwithstanding any subsequent disposition by the Subscriber of the Share.

Article 6
CONDITIONS PRECEDENT

6.1	Mutual Conditions Precedent for Closing

The obligations of each of the Company and the Subscriber to complete the transactions contemplated herein are subject to the fulfilment prior to or at the Time of Closing of each of the following conditions:

(a)	the Noteholder Approval shall have been obtained;

(b)	Curaleaf Holdings shall have obtained conditional approval from the TSX for the listing of the Subordinate Voting Shares on the TSX;

(c)	the Restated Certificate shall have been adopted and filed substantially in the form attached as Exhibit A hereto, and the bylaws of the Company shall have been amended and restated in substantially the form attached hereto as Exhibit E;

(d)	no action shall have been taken by any Government Authority prohibiting or making illegal the execution and delivery of this Agreement or the subscription of the Share by the Subscriber; and

(e)	no action, suit or proceeding shall have been instituted and be continuing by any Person to restrain, modify or prevent the consummation of the transactions contemplated by this Agreement.

6.2	Company’s Conditions Precedent for Closing

The obligations of the Company to complete the transactions contemplated herein are subject to the fulfilment prior to or at the Time of Closing of each of the following conditions:

(a)	the representations and warranties made by the Subscriber under this Agreement shall be true in all material respects as of the Time of Closing (or, if the Closing Date is the same as the Agreement Date, shall be true in all respects as of the Time of Closing), other than those representations and warranties which are qualified by materiality, which shall be true in all respects as of the Time of Closing, provided that those representations and warranties which are expressly made only as of an earlier fixed date will be assessed only as of such earlier date;

(b)	the issue and sale and delivery of the Share being exempt from the requirement to file a prospectus, registration statement or similar document and the requirement to deliver an offering memorandum or similar document under applicable Securities Laws relating to the sale of the Share;

(c)	the Subscriber shall have complied in all material respects with all covenants and agreements herein agreed to be performed or caused to be performed by it;

(d)	the Subscriber shall have properly completed, signed and delivered to the Company the Accredited Investor Status Certificate; and

(e)	the Subscriber shall have executed and delivered each of the Transaction Documents to which it is a party.

In case any of the conditions provided in Section 6.1 or this Section 6.2 cannot be fulfilled on or before the Outside Date to the satisfaction of the Company, acting reasonably, the Company may terminate this Agreement by notice to the Subscriber and in such event the Subscriber and the Company shall be released from all obligations hereunder; provided, however, that the Company may waive compliance with any condition, in whole or in part, without prejudice to its rights of termination in the event of the non-fulfillment of any other condition or conditions, and that the Closing of the transactions contemplated by this Agreement shall be deemed to be a waiver of any unfulfilled conditions.

6.3	Subscriber’s Conditions Precedent for Closing

All obligations of the Subscriber to purchase the Share under this Agreement are subject to the fulfillment prior to or at the Time of Closing of each of the following conditions:

(a)	the representations and warranties made by the Company under this Agreement shall be true in all material respects as of the Time of Closing (or, if the Closing Date is the same as the Agreement Date, shall be true in all respects as of the Time of Closing), other than those representations and warranties which are qualified by materiality or reference to Material Adverse Effect, which shall be true in all respects as of the Time of Closing, provided that those representations and warranties which are expressly made only as of an earlier fixed date will be assessed only as of such earlier date;

(b)	the Company shall have complied in all material respects with all covenants and agreements herein agreed to be performed or caused to be performed by it; and

(c)	the Company shall have executed and delivered each of the Transaction Documents to which it is a party.

In case any of the conditions provided in Section 6.1 or this Section 6.3 cannot be fulfilled on or before the Outside Date to the satisfaction of the Subscriber, acting reasonably, the Subscriber may terminate this Agreement by notice to the Company and in such event the Company and the Subscriber shall be released from all obligations hereunder; provided, however, that the Subscriber may waive compliance with any condition, in whole or in part, without prejudice to its rights of termination in the event of the non-fulfillment of any other condition or conditions, and that the Closing of the transactions contemplated by this Agreement shall be deemed to be a waiver of any unfulfilled conditions.

Article 7
CLOSING

7.1	Closing

The Closing will take place at the Time of Closing on the Closing Date electronically via email or by such other means as may be agreed upon by the Parties.

7.2	Company Closing Deliveries

At or prior to the Closing, the Company shall deliver or cause to be delivered to the Subscriber the following Closing Documents, each in form and substance satisfactory to the Subscriber, acting reasonably:

(a)	a certificate of compliance, of good standing or of a similar nature with respect to the Company issued by the Delaware Division of Corporations dated within five (5) Business Days prior to the Closing Date;

(b)	a written instrument evidencing that the Share has been recorded on the books and records of the Company in the name of the Subscriber;

(c)	an executed copy of the Shareholders Agreement;

(d)	an executed copy of the Protection Agreement;

(e)	a certificate of the Company signed on behalf of the Company, without personal liability, by an executive officer of the Company, addressed to the Subscriber and dated the Closing Date, certifying that (i) the representations and warranties of the Company set forth in this Agreement are true and correct in all material respects as at the Closing Date (except (A) to the extent that such representations and warranties are qualified by materiality or by reference to Material Adverse Effect, such representations and warranties shall be true and correct in all respects; and (B) to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be assessed as of such earlier date) and (ii) the Company has in all material respects performed its obligations and complied with the terms and conditions of this Agreement required to be performed or complied with on or prior to the Closing Date; provided that the certificate described in this paragraph (e) shall not be required in the event that the Closing Date is the same as the Agreement Date; and

(f)	such other instruments or documents, in registrable form or otherwise, as the Subscriber may reasonably require to complete the transactions contemplated by this Agreement.

7.3	Subscriber Closing Deliveries

At or prior to Closing, the Subscriber shall deliver or cause to be delivered to the Company, the following:

(a)	evidence acceptable to the Company of ownership of the Consideration Shares and that the ownership of the Consideration Shares has been or will be transferred to and registered in the name of the Company (or as the Company may direct) by the Subscriber, in accordance with Section 2.2;

(b)	a properly completed and signed Accredited Investor Status Certificate;

(c)	an executed copy of the Shareholders Agreement;

(d)	a certificate of the Subscriber, signed on behalf of the Subscriber, without personal liability, by an executive officer of the Subscriber, addressed to the Company and dated the Closing Date certifying that (i) all representations and warranties of the Subscriber set forth in this Agreement are true and correct in all material respects as at the Closing Date, with the same force and effect as if made by the Subscriber as at the Closing Date (except (A) to the extent that such representations and warranties are qualified by materiality such representations and warranties shall be true and correct in all respects; and (B) to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties will be assessed as of such earlier date) and (ii) the Subscriber has, in all material respects, performed all of its obligations and complied with the terms and conditions of this Agreement required to be performed or complied with on or prior to the Closing Date; provided that the certificate described in this paragraph (d) shall not be required in the event that the Closing Date is the same as the Agreement Date; and

(e)	such other instruments or documents, in registrable form or otherwise, as the Company may reasonably require to complete the transactions contemplated by this Agreement.

Article 8
MISCELLANEOUS

8.1	Further Assurances

Each of the Parties hereto upon the request of the other Party hereto, whether before or after the Closing Date, shall do, execute, acknowledge, and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

8.2	Notices

Except as otherwise provided in this Agreement or required by Law, any notice, demand or other communication required or permitted to be given pursuant to this Agreement shall have been sufficiently given for all purposes if, upon the earlier of actual receipt, or: (i) personal delivery to the Party to be notified; (ii) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications shall be sent to the respective Parties’ address specified below or to such other address as subsequently notified by written notice given in accordance with this Section 8.2.

(i)	If to the Company, at:

Curaleaf, Inc.
420 Lexington Avenue, Suite 2305
New York, New York 10170-0052

Attention: Matthew Darin, President
Email: [Redacted – Personal Information]

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP
1155 Rene-Levesque Boulevard West, 41st Floor
Montreal, Quebec
H3B 3V2

Attention: Vanessa Coiteux and Julien Robitaille-Rodriguez
Email: vcoiteux@stikeman.com and jrobitaillerodriguez@stikeman.com

(ii)	If to the Subscriber, at:

Lifebrook Investments Ltd.
[Redacted – Personal Information]

Attention: [Redacted – Personal Information]
Email: [Redacted – Personal Information]

with a copy to (which shall not constitute notice):

DLA Piper (Canada) LLP
1 First Canadian Place, Suite 6000
100 King Street West
Toronto, ON
M5X 1E2

Attention: Russel Drew
Email: russel.drew@dlapiper.com

8.3	Time of the Essence

Time shall be of the essence of this Agreement and every part hereof.

8.4	Costs and Expenses

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

8.5	Governing Law

All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

8.6	Submission to Jurisdiction

The Parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject matter jurisdiction over such suit, action, or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice, or other document by registered mail to the address set forth in Section 8.2 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

8.7	WAIVER OF JURY TRIAL

AS A SPECIFICALLY BARGAINED INDUCEMENT FOR EACH OF THE PARTIES TO ENTER INTO THIS AGREEMENT (WITH EACH PARTY HAVING HAD OPPORTUNITY TO CONSULT COUNSEL), EACH PARTY HERETO EXPRESSLY AND IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR LEGAL PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN, AND ANY LAWSUIT OR LEGAL PROCEEDING RELATING TO OR ARISING IN ANY WAY TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN SHALL BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

8.8	Entire Agreement

This Agreement, the Shareholders Agreement, the Protection Agreement and those documents expressly referred to herein and therein (or attached thereto) and other documents of even date herewith embody the complete agreement and understanding among the Parties with respect to the transactions contemplated herein and cancels and supersedes any prior understandings, agreements, negotiations, and discussions between the Parties. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the Parties hereto other than those expressly set forth in this Agreement, the Shareholders Agreement or in any such agreement, certificate, affidavit, statutory declaration, or other document as aforesaid.

8.9	Amendments

This Agreement may only be amended, supplemented, or otherwise modified by written agreement signed by all of the Parties hereto.

8.10	Severability

If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

8.11	Indemnity

The Subscriber, or any authorized agent thereof, hereby agrees to indemnify and hold harmless the Company and its directors, officers, employees, agents, advisers, stockholders and Affiliates from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained herein or in any document furnished by the Subscriber to the Company in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any document furnished by the Subscriber to the Company in connection herewith.

8.12	Assignment

Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party hereto.

8.13	Inurement

This Agreement becomes effective only when executed by all of the Parties. After that time, it is binding on and inures to the benefit of the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.

8.14	Counterparts

This Agreement may be executed (including by electronic means) in any number of counterparts, each of which (including any electronic transmission of an executed signature page), is deemed to be an original, and such counterparts together constitute one and the same Agreement.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF this Agreement has been executed by the Parties.

CURALEAF, INC.

Per:	(signed) “Matthew Darin”
Name: Matthew Darin
Title: President

LIFEBROOK INVESTMENTS LTD.

Per:	(signed) “[Redacted]”
Name: [Redacted – Personal Information]
Title: Authorized Signatory

Exhibit A

Restated Certificate

(see attached.)

Seventh Amended and Restated
CERTIFICATE OF INCORPORATION
OF
Curaleaf, Inc.

* * * * * *

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Curaleaf, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1.            That the name of this corporation is Curaleaf, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on October 5, 2010 under the name PalliaTech, Inc.

2.            Pursuant to Section 245 of the General Corporation Law, this Seventh Amended and Restated Certificate of Incorporation restates and integrates and amends the provisions of the Sixth Amended and Restated Certificate of Incorporation of the corporation dated as of October 15, 2018.

3.            Effective upon the filing of this Seventh Amended and Restated Certificate of Incorporation (the “Effective Date”), and without any action on the part of any holder of capital stock, each of the following shares of capital stock outstanding immediately prior to the Effective Date shall be combined, reclassified and changed (the “Reclassification”) into the number of fully paid and non-assessable shares of capital stock set forth in the table below:

Prior to Effective Date	After Effective Date
One Share of Common Stock, $0.00001 par value per share	9.99 shares of Class B Common Stock, $0.0001 par value per share

On and after the Effective Date, each outstanding certificate that prior thereto represented shares of capital stock theretofore shall be deemed for all purposes to evidence ownership of and to represent that lesser whole number of shares in which they have been combined, reclassified and changed as herein provided. Until any such outstanding stock certificate shall have been surrendered for transfer or otherwise accounted for to the Corporation, the registered owner thereof on the books and records of the Corporation shall have and be entitled to exercise any voting and other rights with respect to, and to receive any dividend and other distributions upon, the lesser number of shares of capital stock evidenced by such outstanding certificate as above provided.

RESOLVED, that the Sixth Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST.         The name of the corporation is Curaleaf, Inc. (the “Corporation”).

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SECOND.        The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, 19808 and the name of its registered agent at that address is Corporation Service Company.

THIRD.             The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH.         The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 1 share of Class A Voting Common Stock, $0.0001 par value per share (“Class A Common Stock”), (ii) 999 shares of Class B Non-Voting Common Stock, $0.0001 par value per share (“Class B Common Stock”), and (iii) 1,000 shares of Class C Voting Common Stock, $0.0001 par value per share (“Class C Common Stock”).

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.	CLASS A COMMON STOCK.

1.            General. The voting, dividend, and liquidation rights of the holders of the Class A Common Stock, as applicable, are subject to and qualified by the rights, powers and preferences of the holders of the Class B Common Stock and Class C Common Stock set forth herein.

2.            Voting Rights. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting.

3.            Dividends. The holders of Class A Common Stock shall not be entitled to receive any other dividends or distributions declared, made or paid by the Corporation (except as provided below upon the liquidation, dissolution or winding up of the Corporation) in respect of the shares of Class A Common Stock held by such holders.

4.            Liquidation. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), the holders of Class A Common Stock shall be entitled to receive no more than $0.0001 per share in connection with such event (“Class A Liquidation Amount”). In no event shall any holder of Class A Common Stock be entitled to seek or obtain any consideration, value, dividends, distributions, proceeds or economics in respect of the Class A Common Stock from the Corporation or any other person (including, without limitation, by merger and thus through the exercise of dissenters, appraisal or other similar rights in respect of the Class A Common Stock) in excess of the Class A Liquidation Amount with respect to any share of Class A Common Stock.

5.            Subdivision or Consolidation. No subdivision or consolidation of the Class A Common Stock may be carried out unless, at the same time, the Class B Common Stock and Class C Common Stock are subdivided or consolidated in a manner so as to preserve the relative rights of the holders of each class of securities.

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B.	CLASS B COMMON STOCK.

1.            General. The voting, dividend, and liquidation rights of the holders of the Class B Common Stock, as applicable, are subject to and qualified by the rights, powers and preferences of the holders of the Class A Common Stock and Class C Common Stock set forth herein.

2.            Voting Rights. Except as required by applicable law, the Class B Common Stock shall be non-voting.

3.            Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of Class B Common Stock of the Corporation unless the holders of the Class C Common Stock then outstanding shall simultaneously receive a dividend on each outstanding share of Class C Common Stock in the same amount.

4.            Liquidation.

(a)            Payments to Holders of Class B Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of the Class A Liquidation Amount, the remaining Available Proceeds (as defined below) will be distributed among the holders of shares of Class B Common Stock on a pari passu basis with the holders of shares of Class C Common Stock, pro rata based on the number of shares of Class B Common Stock and Class C Common Stock held by each such holder.

(b)            Deemed Liquidation Events. Definition. Each of the following events is a “Deemed Liquidation Event” unless the Board elects otherwise at least five (5) days prior to the effective date of any such event:

 (i)            a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; or

 (ii)           the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

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(c)            Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section C.4 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity (“Available Proceeds”). In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, Available Proceeds shall be the cash and the value of the property, rights or securities available for distribution to the holders of capital stock of the Corporation. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

5.            Subdivision or Consolidation. No subdivision or consolidation of the Class B Common Stock may be carried out unless, at the same time, the Class A Common Stock and Class C Common Stock are subdivided or consolidated in a manner so as to preserve the relative rights of the holders of each class of securities.

C.	CLASS C COMMON STOCK.

1.            General. The voting, dividend, and liquidation rights of the holders of the Class C Common Stock, as applicable, are subject to and qualified by the rights, powers and preferences of the holders of the Class A Common Stock and Class B Common Stock set forth herein.

2.            Voting Rights. The holders of the Class C Common Stock are entitled to one vote for each share of Class C Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting.

3.            Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of Class C Common Stock of the Corporation unless the holders of the Class B Common Stock then outstanding shall simultaneously receive a dividend on each outstanding share of Class B Common Stock in the same amount.

4.            Liquidation. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of the Class A Liquidation Amount, the remaining Available Proceeds will be distributed among the holders of shares of Class C Common Stock on a pari passu basis with the holders of shares of Class B Common Stock, pro rata based on the number of shares of Class B Common Stock and Class C Common Stock held by each such holder.

5.            Subdivision or Consolidation. No subdivision or consolidation of the Class C Common Stock may be carried out unless, at the same time, the Class A Common Stock and Class B Common Stock are subdivided or consolidated in a manner so as to preserve the relative rights of the holders of each class of securities.

FIFTH.              In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware:

4

A.           Subject to any additional vote required by this Seventh Amended and Restated Certificate of Incorporation or the bylaws, the board of directors of the Corporation is expressly authorized to adopt, amend or repeal the bylaws of the Corporation.

B.           Subject to any additional vote required by this Seventh Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the bylaws of the Corporation.

C.           Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

D.           The books of the Corporation may be kept at such place within or without the State of Delaware as the bylaws of the Corporation may provide or as may be designated from time to time by the board of directors of the Corporation.

E.           Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the Corporation may provide.

SIXTH.             Each director shall be entitled to cast one (1) vote on all matters and resolutions presented to the board of directors. In the event that the requisite affirmative vote on any matter or resolution presented to the board of directors cannot otherwise be obtained by directors entitled to cast one (1) vote, the duly elected chairperson (excluding any temporary chairperson or member of the board acting as chairperson in the absence of the elected chairperson) of the board shall thereupon instead be entitled to cast two (2) votes on such matter or resolution.

SEVENTH.      Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

EIGHTH.          To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Eighth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

5

Any repeal or modification of the foregoing provisions of this Article Eighth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

NINTH.             The following indemnification provisions shall apply to the persons enumerated below.

A.           Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnified Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section C of this Article Ninth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the board of directors.

B.           Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Ninth or otherwise.

C.           Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Ninth is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

6

D.           Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney’s fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the board of directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the board of directors.

E.            Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorney’s fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the board of directors.

F.            Non-Exclusivity of Rights. The rights conferred on any person by this Article Ninth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, other provision of this Seventh Amended and Restated Certificate of Incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

G.           Other Indemnification. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

H.           Insurance. The board of directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation’s expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Ninth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Ninth.

I.            Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Ninth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person’s heirs, executors and administrators.

* * *

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4.            That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

5.            That this Seventh Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation’s Sixth Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[signature page follows]

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IN WITNESS WHEREOF, this Seventh Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this ___ day of _________________, 2023.

By:
Matthew Darin, President

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Exhibit B
Form of Protection Agreement

[Voluntarily omitted – Filed separately.]

Exhibit C
Form of Shareholders Agreement

[Voluntarily omitted – Filed separately.]

Exhibit D
Accredited Investor Status Certificate

ACCREDITED INVESTOR STATUS CERTIFICATE
CURALEAF, INC.

This Certificate is being distributed to certain individuals and/or entities which may be offered the opportunity to purchase securities (the “Securities”) of CURALEAF INC., a Delaware corporation (the “Company”). The purpose of this Certificate is to assure the Company that all such offers and purchases will meet the standards imposed by the Securities Act of 1933, as amended (the “Securities Act”), and applicable state securities laws.

All answers will be kept confidential. However, by signing this Certificate, the undersigned agrees that this information may be provided by the Company to its legal and financial advisors (including Stikeman Elliott LLP and Gesmer Updegrove LLP), and the Company and such advisors may rely on the information set forth in this Certificate for purposes of complying with all applicable securities laws and may present this Certificate to such parties as it reasonably deems appropriate if called upon to establish its compliance with such securities laws. The undersigned represents that the information contained herein is complete and accurate and will notify the Company of any material change in any of such information prior to the undersigned’s investment in the Company.

For Individual Investors

Accredited Investor Certification. The undersigned makes one of the following representations regarding its income, net worth, status as a “family client” of a “family office,” and/or certain professional certifications or designations and certain related matters and has checked the applicable representation:

☐	The undersigned’s income[i] during each of the last two years exceeded $200,000 or, if the undersigned is married or has a spousal equivalent[i], the joint income of the undersigned and the undersigned’s spouse or spousal equivalent, as applicable, during each of the last two years exceed $300,000, and the undersigned reasonably expects the undersigned’s income, from all sources during this year, will exceed $200,000 or, if the undersigned is married or has a spousal equivalent, the joint income of undersigned and the undersigned’s spouse or spousal equivalent, as applicable, from all sources during this year will exceed $300,000.

☐	The undersigned’s net worth,ii including the net worth of the undersigned’s spouse or spousal equivalent, as applicable, is in excess of $1,000,000 (excluding the value of the undersigned’s primary residence).

☐	The undersigned is a holder in good standing of one or more of the following certifications or designations administered by the Financial Industry Regulatory Authority, Inc. (FINRA): the Licensed General Securities Representative (Series 7), Licensed Investment Adviser Representative (Series 65), or Licensed Private Securities Offerings Representative (Series 82).

☐	The undersigned is a “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), of a family office as defined in rule 202(a)(11)(G)-1 under the Advisers Act, (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment, and whose prospective investment is directed by such family office pursuant to clause (iii) of this sentence.

☐	The undersigned cannot make any of the representations set forth above.

For Entity Investors

Accredited Investor Certification. The undersigned makes one of the following representations regarding its net worth and certain related matters and has checked the applicable representation:

☐	The undersigned is a trust with total assets in excess of $5,000,000 whose purchase is directed by a person with such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of the prospective investment.

☐	The undersigned is a bank, an investment adviser registered pursuant to Section 203 of the Advisers Act or registered pursuant to the laws of a state, any investment adviser relying on the exemption from registering with the SEC under Section 203(l) or (m) of the Advisers Act, an insurance company, an investment company registered under the United States Investment Company Act of 1940, as amended, a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934, as amended, a business development company, a Small Business Investment Company licensed by the United States Small Business Administration, a Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act, as amended, a plan with total assets in excess of $5,000,000 established and maintained by a state for the benefit of its employees, or a private business development company as defined in Section 202(a)(22) of the Advisers Act.

☐	The undersigned is an employee benefit plan and either all investment decisions are made by a bank, savings and loan association, insurance company, or registered investment advisor, or the undersigned has total assets in excess of $5,000,000 or, if such plan is a self-directed plan, investment decisions are made solely by persons who are accredited investors.

☐	The undersigned is a corporation, limited liability company, partnership, business trust, not formed for the purpose of acquiring the Securities, or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), in each case with total assets in excess of $5,000,000.

☐	The undersigned is an entity in which all of the equity owners (in the case of a revocable living trust, its grantor(s)) qualify under any of the above subparagraphs, or, if an individual, each such individual has a net worth,[2] either individually or upon a joint basis with such individual’s spouse or spousal equivalent, as applicable, in excess of $1,000,000 (within the meaning of such terms as used in the definition of “accredited investor” contained in Rule 501 under the Securities Act), or has had an individual income1 in excess of $200,000 for each of the two most recent years, or a joint income with such individual’s spouse or spousal equivalent, as applicable, in excess of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year.

☐	The undersigned is an entity, of a type not listed in any of the paragraphs above, which was not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000.

☐	The undersigned is a “family office,” as defined in rule 202(a)(11)(G)-1 under the Advisers Act, (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐	The undersigned is a “family client,” as defined in rule 202(a)(11)(G)-1 under the Advisers Act, of a family office meeting the requirements in the above paragraph and whose prospective investment is directed by such family office pursuant to clause (iii) of the above paragraph.

☐	The undersigned cannot make any of the representations set forth above.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the date written below.

Name of Investor

(Signature)

Name of Signing Party (Please Print)

Title of Signing Party (Please Print)

Address

Email

Date Signed

[i]	For purposes of this Certificate, “income” means adjusted gross income, as reported for federal income tax purposes, increased by the following amounts: (a) the amount of any tax exempt interest income received, (b) the amount of losses claimed as a limited partner in a limited partnership, (c) any deduction claimed for depletion, (d) amounts contributed to an IRA or Keogh retirement plan, (e) alimony paid, and (f) any amounts by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Code.
ii	For purposes of this Certificate, “net worth” means the excess of total assets, excluding your primary residence, at fair market value over total liabilities, including your mortgage or any other liability secured by your primary residence only if and to the extent that it exceeds the value of your primary residence. Net worth should include the value of any other shares of stock or options held by you and your spouse or spousal equivalent and any personal property owned by you or your spouse or spousal equivalent (e.g. furniture, jewelry, other valuables, etc.). For the purposes of calculating joint net worth: joint net worth can be the aggregate net worth of you and your spouse or spousal equivalent; assets need not be held jointly to be included in the calculation.
iii	For purposes of this Certificate, “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Exhibit E
Form of Restated Bylaws

(see attached.)

* * * * *

THIRD AMENDED AND RESTATED BYLAWS

OF CURALEAF, INC.

* * * * *

Article i.
MEETINGS OF STOCKHOLDERS

Section 1.         Place of Meetings. All meetings of stockholders may be held at such place, either within or without the State of Delaware, as determined by the board of directors (the “Board”) or the chief executive officer, or if not so designated, at the registered office of Curaleaf, Inc. (the “Corporation”). The Board may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication.

Section 2.         Annual Meeting. Annual meetings of stockholders shall be held on the second Tuesday in August in each year following the first fiscal year end of the Corporation if not a legal holiday, and if a legal holiday, then on the next secular day following, at 10:00 a.m., or at such other date and time as shall be designated from time to time by the Board or the chief executive officer, at which meeting the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote shall elect the members of the Board in accordance with the shareholders agreement entered into by the stockholders of the Corporation (as amended and in effect, the “Shareholders Agreement”) and shall transact such other business as may properly be brought before the meeting. If no date for the annual meeting is established or said meeting is not held on the date established as provided above, a special meeting in lieu thereof may be held or there may be action by written consent of the stockholders on matters to be voted on at the annual meeting, and such special meeting or written consent shall have for the purposes of these third amended and restated bylaws (as amended and in effect, these “Bylaws”) or otherwise all the force and effect of an annual meeting.

Section 3.         Special Meetings. Special meetings of the stockholders, for any purpose or purposes, may, unless otherwise prescribed by statute or by the certificate of incorporation of the Corporation, as amended (as so amended and in effect, the “Certificate of Incorporation”), be called by the Board or the chief executive officer or secretary at the request in writing of a majority of the Board. The notice of meeting shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

Section 4.         Notice of Meetings. Except as otherwise provided by law, written notice of each meeting of stockholders, annual or special, stating the place, if any, date and hour of the meeting, the means of remote communication by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten or more than sixty days before the date of the meeting, in the manner set forth in Article IV of these Bylaws, to each stockholder entitled to vote at such meeting and to each other stockholder who, under the Certificate of Incorporation, these Bylaws or the Shareholders Agreement is entitled to such notice.

Section 5.        Voting List. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing contained in this Section shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 6.        Quorum. Holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute, the Certificate of Incorporation, these Bylaws or the Shareholders Agreement. Notwithstanding the forgoing, if proper notice of a stockholders’ meeting is given, and a quorum of stockholders is not present, a second stockholders’ meeting may be held on 48 hours written notice to transact the business specified in the original notice; provided, that, such other meeting is either (i) announced at the meeting at which the adjournment for lack of a quorum is taken, or (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication. If there is only one stockholder entitled to vote at a meeting of stockholders, the quorum for such meeting shall be such stockholder, present in person or represented by proxy, and such stockholder may constitute the meeting.

Section 7.         Adjournments. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place, if any, at which a meeting of stockholders may be held under these Bylaws, which time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be announced at the meeting, by holders of a majority of the shares of the capital stock of the Corporation, issued and outstanding and entitled to vote thereat, present in person or by proxy, though less than a quorum, or, if no stockholder is present or represented by proxy, by any officer entitled to preside at or to act as secretary of such meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of the Corporation in the manner set forth in Section 4 of this Article I and in Article IV of these Bylaws.

Section 8.         Action at Meetings. When a quorum is present at any meeting, the vote of the holders of a majority of the shares present in person or represented by proxy, and entitled to vote on the question shall decide any question brought before such meeting, unless the question is one upon which by express provision of law, the Certificate of Incorporation, these Bylaws or the Shareholders Agreement, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 9.         Voting and Proxies. Unless otherwise provided in the Certificate of Incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote for each share of capital stock having voting power held of record by such stockholder. Each stockholder entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action in writing without a meeting, may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Section 10.      Action Without Meeting. Unless otherwise provided in the Certificate of Incorporation or the Shareholders Agreement, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Prompt notice of the taking of the corporate action without a meeting shall be given to the other stockholders of the Corporation, including those stockholders who were not entitled to vote on the matter.

An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such electronic transmission sets forth or is delivered with information from which the Corporation can determine (A) that the electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (B) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic transmission. The date on which such electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of the Corporation.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Section 11.        Action Held by Remote Communication. Subject to any guidelines and procedures as the Board may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication: (A) participate in a meeting of stockholders; and (B) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

ARTICLE II.
DIRECTORS

Section 1.         Number, Election, Tenure and Qualification. The number of directors which shall constitute the entire board shall be fixed at four (4) unless and until the provisions of the Shareholders Agreement provide otherwise and, after termination of the Shareholders Agreement, the number of directors shall be determined (i) by resolution of the majority of the Board or (ii) by the stockholders at the annual meeting or at any special meeting of stockholders by vote of the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote for the election of any. Each director shall comply with the qualification requirements set forth in the Shareholders Agreement. Except as otherwise provided by law, the Certificate of Incorporation, these Bylaws or the Shareholders Agreement, the directors shall be elected at the annual meeting or at any special meeting of the stockholders, except as provided in Section 2 of this Article II, and each director elected shall hold office until his successor is elected and qualified, unless sooner replaced. Directors need not be stockholders. Holders of capital stock of the Corporation issued and outstanding and entitled to vote for the election of directors shall vote their shares of capital stock for the election of the directors in accordance with the terms of the Shareholders Agreement. Directors may be elected by written consent of the stockholders in lieu of an annual meeting; provided, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Section 2.         Vacancies. Vacancies shall be filled in the manner set forth in the Shareholders Agreement, subject to the requirements of the General Corporation Law of the State of Delaware. Following termination of the Shareholders Agreement, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. Subject to the Shareholders Agreement, in the event of a vacancy in the Board, the remaining directors, except as otherwise provided by law or these Bylaws, may exercise the powers of the full Board until the vacancy is filled.

Section 3.         Resignation and Removal. Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation at its principal place of business or to the chief executive officer or secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any director or the entire Board may be removed, with or without cause, in accordance with the terms provided for under the Shareholders Agreement, unless otherwise specified by law or the Certificate of Incorporation.

Section 4.        General Powers. The business and affairs of the Corporation shall be managed by its Board, which may exercise all powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders, provided, however, that the business and affairs of the Corporation shall be managed at all times in accordance with the restrictions set forth in the Shareholders Agreement.

Section 5.        Chairman of the Board. If the Board appoints a chairman of the Board, he shall, when present in person, preside at all meetings of the stockholders and the Board. Subject to the provisions of the Shareholders Agreement, the chairman of the Board shall perform such duties and possess such powers as are customarily vested in the office of the chairman of the Board or as may be vested in him by the Board.

Section 6.        Place of Meetings. The Board may hold meetings, both regular and special, either within or without the State of Delaware.

Section 7.        Regular Meetings. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board; provided that any director who is absent when such a determination is made shall be given prompt notice of such determination, which may be delivered by electronic transmission.

Section 8.        Special Meetings. Subject to the provisions of the Shareholders Agreement, special meetings of the Board may be called by the chief executive officer, secretary, or on the written request of any director. Two days’ prior notice shall be given to each director by the secretary or by the officer or director calling the meeting in accordance with Article IV of these Bylaws.

Section 9.        Quorum, Action at Meeting, Adjournments. Subject to the terms of the Shareholders Agreement, at all meetings of the Board, a majority of directors then in office shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by law, the Certificate of Incorporation or the Shareholders Agreement. For purposes of this section the term “entire board” shall mean the number of directors last fixed by the stockholders or directors, as the case may be, in accordance with law, these Bylaws and the Shareholders Agreement; provided, however, that if less than all the number so fixed of directors were elected, the “entire board” shall mean the greatest number of directors so elected to hold office at any one time pursuant to such authorization. If a quorum shall not be present at any meeting of the Board, a majority of the directors present at such meeting may adjourn the meeting, subject to providing at least twenty-four (24) hours’ notice to the remaining directors of the time and place of such adjourned meeting. At such reconvened meeting, the quorum shall be at least two (2) directors, subject to applicable law, the Certificate of Incorporation and the Shareholders Agreement; provided that only matters contained in the original notice of meeting delivered pursuant to these Bylaws and the General Corporation Law of the State of Delaware shall be transacted at such adjourned meeting. Subject to the Certificate of Incorporation, each director shall be entitled to cast one (1) vote on all matters and resolutions presented to the Board. In the event that the requisite affirmative vote on any matter or resolution presented to the Board cannot otherwise be obtained by directors entitled to cast one (1) vote, the duly elected chairman (excluding any temporary chairman or member of the Board acting as chairman in the absence of the elected chairman) of the Board shall thereupon instead be entitled to cast two (2) votes on such matter or resolution.

Section 10.        Action by Consent. Unless otherwise restricted by the Certificate of Incorporation, these Bylaws or the Shareholders Agreement, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or a committee thereof. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 11.      Telephonic Meetings. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board or of any committee thereof may participate in a meeting of the Board or of any committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 12.      Committees. The Board may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation’s property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, any decision regarding the hiring, termination of employment or material change in the responsibilities of any executive officer, or amending the Bylaws of the Corporation; or to declare a dividend or to authorize the issuance of stock. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board. Each committee shall keep regular minutes of its meetings and make such reports to the Board as the Board may request. Except as the Board may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the conduct of its business by the Board.

Section 13.      Compensation. Unless otherwise restricted by the Certificate of Incorporation, these Bylaws or the Shareholders Agreement, the Board shall have the authority to fix from time to time the compensation of directors. The directors may be paid their reasonable expenses, if any, of attendance of each meeting of the Board and the performance of their responsibilities as directors and may be paid a fixed sum for attendance at each meeting of the Board and/or a stated salary as director. No such payment shall preclude any director from serving the Corporation or its parent or subsidiary corporations in any other capacity and receiving compensation therefor. The Board may also allow compensation for members of special or standing committees for service on such committees.

ARTICLE III.
OFFICERS

Section 1.        Enumeration. The officers of the Corporation shall be chosen by the Board and shall be a president, a secretary and a treasurer and such other officers with such titles, terms of office and duties as the Board may from time to time determine, including a chairman of the Board, one or more vice-presidents, and one or more assistant secretaries and assistant treasurers. If authorized by resolution of the Board, the chief executive officer may be empowered to appoint from time to time assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these Bylaws otherwise provide.

Section 2.        Election. The Board at its first meeting after each annual meeting of stockholders shall choose a president, a secretary and a treasurer. Other officers may be appointed by the Board at such meeting, at any other meeting, or by written consent.

Section 3.        Tenure. Each officer of the Corporation shall hold office until his successor is chosen and qualifies, unless a different term is specified in the vote choosing or appointing him, or until his earlier death, resignation or removal. Any officer elected or appointed by the Board or by the chief executive officer may be removed at any time by the affirmative vote of a majority of the Board or a committee duly authorized to do so, except that any officer appointed by the chief executive officer may also be removed at any time by the chief executive officer. Any vacancy occurring in any office of the Corporation may be filled by the Board, at its discretion. Any officer may resign by delivering his written resignation to the Corporation at its principal place of business or to the chief executive officer or the secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Section 4.        President. The president shall be the chief operating officer of the Corporation. He shall also be the chief executive officer unless the Board otherwise provides. The president shall, unless the Board provides otherwise in a specific instance or generally, have general and active management of the business of the Corporation and see that all orders and resolutions of the Board are carried into effect. The president shall execute bonds, mortgages, and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board to some other officer or agent of the Corporation.

Section 5.         Vice-Presidents. In the absence of the president or in the event of his inability or refusal to act, the vice-president, or if there be more than one vice-president, the vice- presidents in the order designated by the Board or the chief executive officer (or in the absence of any designation, then in the order determined by their tenure in office) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-presidents shall perform such other duties and have such other powers as the Board or the chief executive officer may from time to time prescribe.

Section 6.         Secretary. The secretary shall have such powers and perform such duties as are incident to the office of secretary. He shall maintain a stock ledger and prepare lists of stockholders and their addresses as required and shall be the custodian of corporate records. The secretary shall attend all meetings of the Board and all meetings of the stockholders and record all the proceedings of the meetings of the Corporation and of the Board in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board, and shall perform such other duties as may be from time to time prescribed by the Board or chief executive officer, under whose supervision he shall be. He shall have custody of the corporate seal of the Corporation and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature.

Section 7.         Assistant Secretaries. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the Board, the chief executive officer or the secretary (or if there be no such determination, then in the order determined by their tenure in office), shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board, the chief executive officer or the secretary may from time to time prescribe. In the absence of the secretary or any assistant secretary at any meeting of stockholders or directors, the person presiding at the meeting shall designate a temporary or acting secretary to keep a record of the meeting.

Section 8.        Treasurer. The treasurer shall perform such duties and shall have such powers as may be assigned to him by the Board or the chief executive officer. In addition, the treasurer shall perform such duties and have such powers as are incident to the office of treasurer. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board, taking proper vouchers for such disbursements, and shall render to the chief executive officer and the Board, when the chief executive officer or Board so requires, an account of all his transactions as treasurer and of the financial condition of the Corporation.

Section 9.         Assistant Treasurers. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the Board, the chief executive officer or the treasurer (or if there be no such determination, then in the order determined by their tenure in office), shall, in the absence of the treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board, the chief executive officer or the treasurer may from time to time prescribe.

Section 10.      Bond. If required by the Board, any officer shall give the Corporation a bond in such sum and with such surety or sureties and upon such terms and conditions as shall be satisfactory to the Board, including without limitation a bond for the faithful performance of the duties of his office and for the restoration to the Corporation of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control and belonging to the Corporation.

ARTICLE IV.
NOTICES

Section 1.         Delivery. Whenever, under the provisions of law, or of the Certificate of Incorporation or these Bylaws, written notice is required to be given to any director or stockholder, such notice may be given by mail, addressed to such director or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Unless written notice by mail is required by law, written notice may also be given by telegram, cable, telecopy, commercial delivery service, telex, other electronic transmission or similar means, addressed to such director or stockholder at his address as it appears on the records of the Corporation, in which case such notice shall be deemed to be given when delivered into the control of the persons charged with effecting such transmission, the transmission charge to be paid by the Corporation or the person sending such notice and not by the addressee. Oral notice or other in-hand delivery (in person or by telephone) shall be deemed given at the time it is actually given.

Section 2.        Waiver of Notice. Whenever any notice is required to be given under the provisions of law or of the Certificate of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting needs to be specified in any written waiver or any waiver by electronic transmission.

Section 3.         Electronic Notice.

(a)      Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of law, the Certificate of Incorporation, or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the secretary or an assistant secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(b)      Notice given pursuant to subsection (a) of this section shall be deemed given: (1) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (3) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (4) if by any other form of electronic transmission, when directed to the stockholder. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(c)      For purposes of these Bylaws, (1) “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, (2) “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information), and (3) “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

ARticle v.
INDEMNIFICATION

The following indemnification provisions shall apply to the persons enumerated below.

Section 1.        Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnified Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article V, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board.

Section 2.        Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article V or otherwise.

Section 3.        Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article V is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

Section 4.        Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney’s fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board.

Section 5.         Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorney’s fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board.

Section 6.         Non-Exclusivity of Rights. The rights conferred on any person by this Article V shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, the Certificate of Incorporation, other provisions of these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 7.        Other Indemnification. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

Section 8.         Insurance. The Board may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation’s expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article V; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article V.

Section 9.         Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article V shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person’s heirs, executors and administrators.

ARTICLE VI.
CAPITAL STOCK

Section 1.         Register of Stockholders. A record shall be kept of the respective names of the persons or entities owning the stock of the Corporation, the number of shares held by such persons or entities, and the respective dates of issuance, and in the case of cancellation, the respective dates of cancellation.

Section 2.        Certificates of Stock; Uncertificated Shares. Shares of stock of the Corporation may be certificated or uncertificated, as provided under the General Corporation Law of the State of Delaware. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the Corporation represented by certificates shall be entitled to have a certificate, signed by or in the name of the Corporation by, the chairman or vice-chairman of the Board, or the president or a vice-president and the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the Corporation, certifying the number of shares owned by him in the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to the General Corporation Law of the State of Delaware or that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

Section 3.        Lost Certificates. The Board may direct a new certificate or certificate, or uncertificated stock, to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, or such uncertificated stock, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to give reasonable evidence of such loss, theft or destruction, to advertise the same in such manner as it shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate or uncertificated stock.

Section 4.        Transfer of Stock. Any transfer of shares of the stock of the Corporation shall be made in accordance with the Certificate of Incorporation and the Shareholders Agreement. Transfers of shares of the stock of the Corporation shall be made by, in the case of certificated shares of stock, surrender of the certificate or certificates for such shares properly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, in which case the Corporation shall issue to the person entitled thereto a new certificate or uncertificated stock, cancel the old certificate and record the transaction upon its books. Transfers of uncertificated stock shall be made in compliance with appropriate procedures for transferring stock in uncertificated form, which shall include receipt of appropriate evidence of succession, assignment or authority to transfer.

Section 5.         Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action to which such record date relates. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is expressed. The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating to such purpose.

Section 6.         Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

Section 7.         Regulations. The Board may make such rules and regulations as it may deem expedient, not inconsistent with these Bylaws and the Shareholders Agreement, concerning the issue, transfer and registration of shares of stock of the Corporation. The Board may appoint or authorize any officer or officers to appoint one or more transfer clerks, any of whom may be employees of the Corporation, or one or more transfer agents and one or more registrars, and may require all certificates for stock to bear the signature or signatures of any of them; provided, however, that the signature of any transfer clerk, transfer agent, or registrar may be facsimile. In case any transfer clerk, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such transfer clerk, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such transfer clerk, transfer agent, or registrar at the date of issue.

ARTICLE VII.
CERTAIN TRANSACTIONS

Section 1.         Transactions with Interested Parties. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction or solely because his or their votes are counted for such purpose, if:

(a)          The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(b)          The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(c)           The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof, or the stockholders.

Section 2.        Quorum. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee that authorizes the contract or transaction.

ARTICLE VIII.
GENERAL PROVISIONS

Section 1.         Dividends. Subject to the provisions of the Certificate of Incorporation and the Shareholders Agreement, dividends upon the capital stock of the Corporation, if any, may be declared by the Board at any regular or special meeting or by written consent, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and the Shareholders Agreement.

Section 2.         Reserves. Subject to the provisions of the Certificate of Incorporation and the Shareholders Agreement, the directors may set apart out of any funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Section 3.         Checks and Other Instruments. Subject to any limitations which may be set forth in a resolution of the Board, all checks, demands for money, notes, deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without Board action may be signed on behalf of the Corporation by the chief executive officer, a president, or any other officer or officers or other person or persons as the Board may from time to time authorize.

Section 4.         Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board.

Section 5.         Seal. The Board may, by resolution, adopt a corporate seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the word “Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. The seal may be altered from time to time by the Board.

Section 6.         Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the General Corporation Law of the State of Delaware. When records are kept in such manner, a clearly legible paper form produced from or by means of the information storage device or method shall be admissible in evidence, and accepted for all other purposes, to the same extent as an original paper record of the same information would have been, provided the paper form accurately portrays the record.

article ix.
AMENDMENTS

These Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the Board at any regular meeting of the Board or at any special meeting of the Board, and provided further such alteration, amendment, repeal or adoption shall be subject to the express limitations in Section 9 of Article V and the General Corporation Law of the State of Delaware

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